Ballard Power Systems

News Release

Ballard Reports 2008 Operating Achievements and Provides 2009 Outlook

For Immediate Release – January 26, 2009

VANCOUVER, CANADA – Ballard Power Systems (TSX: BLD; NASDAQ: BLDPD) announced its operating achievements for the year ended December 31, 2008 and provided an outlook for 2009 today. All amounts are in U.S. dollars, unless otherwise noted.

“2008 was a successful year for Ballard, both in terms of solid operating results and transformational progress,” said John Sheridan, President and CEO. “Given this progress, our outlook for 2009 is for strong commercial growth, despite the challenging macro-economic conditions. We expect this to be driven primarily by sales of our FCgenTM products for backup power in India and the EU, and FCvelocityTM products for material handling in the USA”.

2008 Achievements

Transformational Progress

•	Completed strategic re-positioning with the closing of the automotive transaction on January 31, recording a $97 million gain.

•	Strengthened financial position by further reducing operating cash consumption[1], and by augmenting cash reserves with the closing of the non-dilutive financing transaction with Superior Plus on December 31, with net cash proceeds of approximately $34 million.

•	Accelerated fuel cell product adoption as evidenced by the high volume supply agreement with ACME Tele Power announced on October 9, and the extended supply agreement with Plug Power in tandem with the Central Grocers full fleet order for 220 GenDriveTM units announced by Plug on December 11.

Solid Operating Results

•	Product shipments exceeded Ballard’s 2008 target of 1,700 units, with a total of 1,855 units shipped.

•	Revenue met revised guidance, ending the year at approximately $59 million (unaudited), achieving approximately 15% growth over prior year’s revenue on a pro-forma basis, adjusting for automotive engineering development.

•	Operating cash consumption[1] met full year guidance at approximately $29 million (unaudited), down 24% from 2007, despite a $3 million negative impact in 2008 from FX losses resulting from mark to market adjustments on Canadian monetary assets.

•	Cash reserves of approximately $85 million.

Please note that the 2008 financial results are unaudited and Ballard expects to release its audited 2008 year-end financial results on March 4, 2009.

2009 Outlook

•	Growth in total product shipments to 4,000 units, more than double the 2008 level

•	Material Handling — 1,000 FCvelocityTM-9SSL units;

•	Backup Power — 2,500 FCgenTM-1020 and FCgenTM-1300 units; and

•	Residential Cogeneration – 500 FCgenTM-1030 units.

•	Revenue growth of 15% to 30% ($68 million to $78 million).

•	Operating cash consumption[1] reduction of 7% to 40% ($17 million to $27 million).

The operating cash consumption1 outlook reflects a year over year improvement in product and service margins and significant reductions in operating expenses and working capital requirements, partially offset by increased expenditures of approximately $3 million for FCgenTM-1300 product development and approximately $5 million for increased production capacity for projected 2010 volume growth.

Conference Calls
Ballard will hold a conference call to discuss its 2008 operating achievements and provide an outlook for 2009 on Tuesday, January 27, 2009 at 8:00 a.m. PST (11:00 a.m. EST). Access to the January 27th, call may be obtained by calling the operator at +1-604-638-5340 before the scheduled start time. A playback version of the call will be available for 24 hours after the call at +1-604-638-9010. The confirmation number to access the playback is 6325#. The simultaneous audio web cast can be accessed at http://services.choruscall.com/links/ballard090127.html and will be archived for replay.

Ballard will also hold a conference call to discuss its 2008 fourth quarter and year-end financial results on March 4, 2009. Further details will be announced closer to the date.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD; NASDAQ: BLDPD) is recognized as a world leader in the design, development, manufacture and sale of clean energy fuel cell products. Ballard’s mission is to accelerate fuel cell product adoption. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

As per NASDAQ rules, for a period of 20 trading days following the effective date of the plan of arrangement with Superior Plus Income Fund, the company will trade on the NASDAQ Global Market under the symbol “BLDPD” to notify the market that the company has gone through a substitution listing event. Beginning on February 2, 2009, the company will trade again under the usual symbol of “BLDP”.

This release contains forward-looking statements, including the estimated product shipments, revenue and operating cash consumption1, which are provided to enable external stakeholders to understand Ballard’s outlook as at the date of this release and may not be appropriate for other purposes. These forward-looking statements are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such assumptions relate to Ballard’s financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand, and include matters such as generating new sales, producing and delivering the expected number of units, and controlling its costs.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including, without limitation, the rate of mass adoption of its products, product development delays, changing environmental regulations, its ability to attract and retain business partners and customers, its access to funding, increased competition, its ability to protect its intellectual property, changes in its customers’ requirements, foreign exchange impacts on its net monetary assets and its ability to provide the capital required for product development, operations and marketing. For a detailed discussion of these risk factors and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

Endnotes:

[1]	Operating cash consumption is a non-GAAP measure used to assist in assessing Ballard’s financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Operating cash consumption measures the amount of cash required to fund the operating activities of Ballard’s business and excludes financing and investing activities except for additions to property, plant and equipment.

For further information, or to arrange an interview with a Ballard spokesperson, please contact Amy Harada Bradley at telephone number 604-412-7913 or on e-mail amy.harada@ballard.com. Ballard, the Ballard logo and Power to Change the World are registered trademarks of Ballard Power Systems Inc.